P.E. 12/31/01

02017001

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 22 2002 WASH. D.C. 365 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2001

PROCESSED
MAR 04 2002
THOMSON FINANCIAL

Commission File Number 1-7953

RIO ALGOM LIMITED

(Translation of Registrant's name into English)

Suite 2600, 120 Adelaide Street West,
Toronto, Ontario, Canada
(Address of Principal Executive Offices)

M5H 1W5
(Zip Code)

(416) 367-4000
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No _X_

WKM

Information furnished on this form:

Press Release dated February 20, 2002 issued by Rio Algom Limited announcing the Financial Results for the Second Quarter ended December 31, 2001 and attaching the Second Quarter Interim Report for the Six Months ended December 31, 2001.

The Rio Algom Limited Interim Report for the six months ended December 31, 2001 filed under cover of this Form 6-K shall be and hereby is incorporated by reference into the Registrant's Registration Statements on Form S-8 (Registration Nos. 33-18843, 33-63170, 333-4762 and 333-11096).

Contact:
Luisa Gualtieri
Mgr., Corp. Admin
416.365.6865

Rio Algom News

FOR RELEASE: February 20, 2002

Financial Results for the Second Quarter Ended December 31, 2001

TORONTO, February 20, 2002 – Rio Algom Limited today reported net earnings of $12 million for the second quarter ended December 31, 2001. This compares to a net loss of $13 million for the quarter ended December 31, 2000. Net earnings for the six months ended December 31, 2001 were $24 million compared with a net loss of $14 million for the six months ended December 31, 2000.

Improved earnings over the comparable periods of the prior year were mainly due to substantially higher metals sales and the absence of transaction costs, which were partially offset by lower commodity prices.

Important factors affecting the results included:

- The Antamina copper-zinc mine achieved commercial production in October 2001, four months ahead of schedule, and generated operating profits for the quarter ended December 31, 2001.
- Average realized copper prices in the second quarter declined by 16% to US$0.69 per pound from US$0.82 per pound in the quarter ended December 31, 2000.
- Cash operating costs at Cerro Colorado were 12% lower at US$0.37 per pound for the second quarter ended December 31, 2001, compared to US$0.42 per pound for the quarter ended December 31, 2000.
- Bullmoose coal operating profit increased to $3 million in the quarter from $2 million in the quarter ended December 31, 2000 due to higher coal prices, lower unit operating costs and a weaker Canadian dollar.

For further details, please see the attached financial statements.

Rio Algom Limited
120 Adelaide Street West
Toronto, Ontario
Canada M5H 1W5

416.367.4000 tel
416.365.6870 fax

Rio Algom Limited

Second Quarter Interim Report for the Six Months Ended December 31, 2001

Rio Algom Limited (Rio Algom) is an international mining company with headquarters in Toronto, Canada and is a wholly-owned subsidiary of BHP Billiton Plc, a global natural resources company. Rio Algom produces copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

All financial figures are expressed in Canadian dollars.

120 Adelaide Street West
Toronto, Ontario
M5H 1W5

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited - in millions of Canadian dollars except per share data)

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Six Months Ended December 31, 2001	Six Months Ended December 31, 2000
Mining revenue	$ 178	$ 122	$ 306	$ 243
Expenses				
Cost of mine production	104	61	174	129
Selling, general and administration	9	10	18	23
Depreciation and amortization	43	29	67	49
Interest	12	6	16	11
Exploration	1	6	3	13
	169	112	278	225
	9	10	28	18
Transaction costs	-	(21)	-	(49)
Investment and other income	8	3	14	7
Earnings (loss) before taxes, equity in net earnings of associated company and discontinued operations	17	(8)	42	(24)
Income and mining taxes	(8)	(11)	(20)	(5)
Earnings (loss) from continuing operations, before equity in net earnings of associated company	9	(19)	22	(29)
Equity in net earnings of associated company	3	1	2	2
Earnings (loss) from continuing operations	12	(18)	24	(27)
Discontinued operations, net of tax	-	5	-	13
Net earnings (loss) for the period	**$ 12**	**$ (13)**	**$ 24**	**$ (14)**
Accretion of equity element of convertible debentures	$ (3)	$ (3)	$ (6)	$ (6)
Dividends on preferred securities	$ (4)	$ (4)	$ (7)	$ (7)
Income (loss) attributable to the common shareholders	**$ 5**	**$ (20)**	**$ 11**	**$ (27)**
Per common share:				
Earnings (loss) from continuing operations	$ 0.08	$ (0.39)	$ 0.17	$ (0.63)
Net earnings (loss) for the period	$ 0.08	$ (0.29)	$ 0.17	$ (0.41)
Weighted average shares outstanding *(in millions)*	65.5	65.2	65.5	63.4

RIO ALGOM LIMITED
CONSOLIDATED BALANCE SHEETS

(unaudited - in millions of Canadian dollars)	December 31, 2001	June 30, 2001
Assets		
Current		
Cash and cash equivalents	$ 179	$ 133
Receivables and prepaid expenses	181	135
Inventories	90	79
Current future tax assets	12	16
	462	363
Property, plant and equipment	1,712	562
Antamina project in process	-	1,023
Mining properties	286	288
Investment	323	310
Loan receivable	394	467
Other assets	20	24
Non current future tax assets	80	78
	$ 3,277	$ 3,115
Liabilities		
Current		
Bank loans and overdrafts	$ 12	$ 7
Accounts payable and accrued liabilities	226	251
Current portion of liability element of convertible debentures	10	19
Current portion of long term debt	69	-
	317	277
Long term debt	826	793
Post-employment benefit obligations	31	31
Site restoration and related obligations	70	69
Non current future tax liabilities	222	208
	1,466	1,378
Shareholders' equity		
Equity portion of convertible debentures	352	341
Preferred securities	223	223
Common shares	587	587
Contributed surplus	68	68
Cumulative translation adjustment	126	75
Retained earnings	455	443
	1,811	1,737
	$ 3,277	$ 3,115

Approved on behalf of the Board of Directors:

Gordon C. Gray
Director

John A. H. Bush
Director

RIO ALGOM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited - in millions of Canadian dollars)	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Six Months Ended December 31, 2001	Six Months Ended December 31, 2000
CASH PROVIDED BY (USED IN) THE FOLLOWING:				
Operating Activities				
Earnings (loss) from continuing operations	$ 12	$ (18)	$ 24	$ (27)
Non-cash items:				
Depreciation and amortization	43	29	67	49
Future income taxes	7	12	16	2
Equity in net earnings of associated company	(3)	(1)	(2)	(2)
Other non-cash items	(4)	8	1	5
Site restoration and related obligations	1	(2)	1	(4)
Changes in non-cash working capital:				
Decrease (increase) in receivables and prepaid expenses and inventories	(15)	(19)	(18)	(31)
(Decrease) increase in accounts payable and accrued liabilities and taxes payable	(24)	(6)	(15)	26
(Repayment of) proceeds from securitization of receivables	-	(174)	-	(177)
	17	(171)	74	(159)
Discontinued operations	-	34	-	69
	17	(137)	74	(90)
Financing Activities				
Drawdown of senior project debt facilities	19	68	64	178
Issue of common shares	-	93	-	96
Decrease in long term debt and other obligations	(1)	(5)	(3)	(6)
(Decrease) increase in short term borrowings	11	(1)	4	8
Interest on equity portion of convertible debentures	(3)	(3)	(6)	(6)
Dividends on preferred securities	(4)	(4)	(7)	(7)
Dividends on common shares	-	-	-	(5)
	22	148	52	258
Discontinued operations	-	(27)		(27)
	22	121	52	231
Investing Activities				
(Increase) decrease in loan receivable	24	(531)	73	(531)
Proceeds from sale of subsidiaries	-	622		622
Proceeds from sale of investment	8	-	8	-
Capital expenditures	(61)	(96)	(161)	(218)
	(29)	(5)	(80)	(127)
Discontinued operations	-	(60)	-	(71)
	(29)	(65)	(80)	(198)
Increase (decrease) in cash and cash equivalents during period	**10**	**(81)**	**46**	**(57)**
Cash and cash equivalents, beginning of period	169	145	133	121
Cash and cash equivalents, end of period	**$ 179**	**$ 64**	**$ 179**	**$ 64**

RIO ALGOM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months ended December 31, 2001 and 2000.

1. **Accounting policies**

The unaudited interim consolidated financial statements of Rio Algom Limited (the "company") are prepared in accordance with the accounting principles generally accepted in Canada applied on consistent basis. These interim financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the June 30, 2001 annual financial statements of the company.

2. **Key operating statistics**

	Three Months Ended		Six Months Ended	
	Dec 31, 2001	Dec 31, 2000	Dec 31, 2001	Dec 31, 2000
Copper Production *(millions of pounds)*				
Cerro Colorado	74	68	150	133
Highland Valley Copper *(a)*	34	36	70	70
Antamina *(a)*	58	-	58	-
Alumbrera *(a) (b)*	27	22	52	40
	193	126	330	243
Average Copper Cash Cost *(US$ per pound)*				
Cerro Colorado	0.37	0.42	0.37	0.43
Highland Valley Copper	0.58	0.54	0.55	0.54
Antamina	0.51	-	0.51	-
	0.47	0.45	0.45	0.47
Copper Sales *(millions of pounds)*				
Cerro Colorado	70	67	144	128
Highland Valley Copper *(a)*	41	23	80	66
Antamina *(a)*	63	-	63	-
Alumbrera *(a)(b)*	29	18	51	36
	203	108	338	230
Average Copper Price *(US$ per pound)*				
Cerro Colorado	0.72	0.85	0.73	0.84
Highland Valley Copper	0.67	0.75	0.69	0.78
Antamina	0.65	-	0.65	-
	0.69	0.82	0.70	0.82
Other Production *(a)*				
Gold *(thousands of ounces) (b)*	46	32	90	65
Molybdenum *(thousands of pounds)*	488	301	823	673
Coal *(thousands of tonnes)*	139	127	291	237
Zinc *(millions of pounds)*	35	-	35	-

(a) Rio Algom's share.

(b) Not included in mining revenue or operating profit as the company's investment in Alumbrera is accounted for using the equity method.

SEGMENT DISCLOSURES
(unaudited - in millions of Canadian dollars)

	Compania Minera Cerro Colorado		Highland Valley Copper		Compania Minera Antamina		Other Mining		Corporate, Development and Exploration		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Segmented Earnings												
For the Three Months Ended December 31, 2001 and 2000												
Revenue	78	84	35	22	52	-	13	16	-	-	178	122
Cost of operations	41	41	27	15	31	-	6	7	-	-	105	63
Depreciation and amortization	18	15	5	5	15	-	4	7	-	-	42	27
Segment profit	19	28	3	2	6	-	3	2	-	-	31	32
Corporate expenses									(9)	(10)	(9)	(10)
Interest expense									(12)	(6)	(12)	(6)
Exploration									(1)	(6)	(1)	(6)
Transaction costs									-	(21)	-	(21)
Investment and other income									8	3	8	3
	19	28	3	2	6	-	3	2	(14)	(40)	17	(8)
Associated company:												
Equity in net earnings	-	-	-	-	-	-	-	-	3	1	3	1
Earnings (loss) before taxes from continuing operations	19	28	3	2	6	-	3	2	(11)	(39)	20	(7)

Segmented Cash Flow
For the Three Months Ended December 31, 2001 and 2000

	Compania Minera Cerro Colorado 2001	Compania Minera Cerro Colorado 2000	Highland Valley Copper 2001	Highland Valley Copper 2000	Compania Minera Antamina 2001	Compania Minera Antamina 2000	Other Mining 2001	Other Mining 2000	Corporate, Development and Exploration 2001	Corporate, Development and Exploration 2000	Total 2001	Total 2000
Operating activities	45	40	5	13	(15)	-	1	-	(19)	(224)	17	(171)
Capital expenditures	44	-	1	2	14	94	-	-	2	-	61	96

Segmented Balance Sheets
As at December 31, 2001 and June 30, 2001

	Compania Minera Cerro Colorado		Highland Valley Copper		Compania Minera Antamina		Other Mining		Corporate, Development and Exploration		Total	
Assets												
Current assets	223	176	32	41	112	60	14	9	81	77	462	363
Fixed assets and mining properties	682	637	106	118	1,111	1,024	3	8	96	86	1,998	1,873
Investment		-	-	-	-	-	-	-	323	310	323	310
Other assets	39	49	4	-	-	-	-	-	451	520	494	569
Total assets	944	862	142	159	1,223	1,084	17	17	951	993	3,277	3,115
Liabilities												
Current liabilities	31	27	23	28	184	128	3	3	76	91	317	277
Long term liabilities	217	201	10	9	587	564	12	11	323	316	1,149	1,101
Total liabilities	248	228	33	37	771	692	15	14	399	407	1,466	1,378
Net assets	*696*	*634*	*109*	*122*	*452*	*392*	*2*	*3*	*552*	*586*	*1,811*	*1,737*

Geographic Data

	Canada		Chile		Argentina		Peru		Total	
For the Three Months Ended December 31, 2001 and 2000										
Revenue from continuing operations	48	38	78	84	-	-	52	-	178	122
As at December 31, 2001 and June 30, 2001										
Capital assets	575	654	806	764	323	310	1,111	1,024	2,815	2,752

SEGMENT DISCLOSURES
(unaudited - in millions of Canadian dollars)

	Compania Minera Cerro Colorado		Highland Valley Copper		Compania Minera Antamina		Other Mining		Corporate, Development and Exploration		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Segmented Earnings												
For the Six Months Ended December 31, 2001 and 2000												
Revenue	161	158	69	63	52	-	24	22	-	-	306	243
Cost of operations	80	79	52	41	31	-	14	14	-	-	177	134
Depreciation and amortization	36	30	10	10	15	-	5	7	-	-	66	47
Segment profit	45	49	7	12	6	-	5	1	-	-	63	62
Corporate expenses									(16)	(20)	(16)	(20)
Interest expense									(16)	(11)	(16)	(11)
Exploration									(3)	(13)	(3)	(13)
Transaction costs									-	(49)	-	(49)
Investment and other income									14	7	14	7
	45	49	7	12	6	-	5	1	(21)	(86)	42	(24)
Associated company:												
Equity in net earnings									2	2	2	2
Earnings (loss) before taxes from continuing operations	45	49	7	12	6	-	5	1	(19)	(84)	44	(22)
Segmented Cash Flow												
For the Six Months Ended December 31, 2001 and 2000												
Operating activities	96	70	19	23	(15)	-	3	-	(29)	(252)	74	(159)
Capital expenditures	50	6	3	3	103	207	-	-	5	2	161	218

Geographic Data
For the Six Months Ended December 31, 2001 and 2000

	Canada		Chile		Argentina		Peru		Total	
Revenue from continuing operations	93	85	161	158	-	-	52	-	306	243

4. Related party transactions

On December 15, 2000, Rio Algom Limited sold its interests in two of its wholly-owned subsidiaries, Atlas Ideal Metals Inc. and NAMD Inc. (metals distribution business) to related parties, being wholly-owned subsidiaries of Billiton Plc (now BHP Billiton Plc). Of the $622 million consideration received, approximately $531 million was loaned to another wholly-owned Canadian subsidiary of Billiton Plc at 6 month LIBOR plus 0.75% per annum. In the six-month period ended December 31, 2001, the company recorded $10 million of interest income (2000: $2 million) on this loan. The maturity date of the loan is February 1, 2003. BHP Billion Plc has unconditionally and irrevocably guaranteed the loan as to both principal and interest. On December 31, 2001, the amount outstanding was $394 million (June 30, 2001: $467 million).

5. Commercial Production

The company holds a 33.75% joint venture interest in Compania Minera Antamina S.A. ("CMA"), a joint venture with Noranda Inc. ("Noranda") (33.75%), Teck Cominco Limited ("Teck Cominco") (22.5%) and Mitsubishi Corporation ("Mitsubishi") (10%). CMA has been developing a copper-zinc project in Peru. Each shareholder is responsible for its proportional share of the project's total cost, which is currently estimated at US $2,296 million. Rio Algom's 33.75% share of the total cost of the Antamina project is estimated at US$775 million.

The company has provided a several guarantee of its 33.75% share of Antamina's senior debt, which amounts to US$412 million at December 31, 2001 (June 30, 2001 – US$370 million). The guarantee will increase to a maximum of US$445 million as Antamina draws fully on its senior debt facilities. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

On October 1, 2001, the CMA copper-zinc project commenced commercial production.

6. Subsequent events

Effective the third quarter ending March 31, 2002, the company's financial statements will be reported in US dollars. This decision was taken because the US dollar has become the functional currency of Rio Algom Limited as a result of the start of commercial production at Antamina.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Summary

Rio Algom's net earnings in the second quarter ended December 31, 2001 were $12 million, compared with a net loss of $13 million for the quarter ended December 31, 2000. Improved earnings over the comparable period were mainly due to substantially higher metals sales and the absence of transaction costs, partially offset by lower copper prices.

The comparative quarter ended December 31, 2000 was the fourth quarter of the company's 18-month year ended June 30, 2001. On December 11, 2000, the company changed its financial year-end from December 31 to June 30 to match the financial year-end of Billiton Plc (now BHP Billiton Plc).

Second quarter earnings were affected by continued low copper prices, although this was partially offset by a continued strong operating performance at Cerro Colorado. The Antamina copper-zinc mine, which achieved commercial production on October 1, 2001, generated operating profits.

Cash generated from continuing operations in the second quarter was $17 million compared with a negative cash flow of $171 million in the same period last year. Excluding repayment of proceeds from the securitization of receivables of $174 million, the previous year comparable figure was $3 million.

For the six months ended December 31, 2001, Rio Algom's net earnings were $24 million compared with a net loss of $14 million for the six month period ended December 31, 2000. Cashflow from continuing operations in the first half of fiscal year 2002 was $74 million compared to a negative cashflow of $159 million in the comparable period last year.

At December 31, 2001, working capital was $145 million, up from $86 million at the year ended June 30, 2001.

Operations

Copper

Average realized prices for copper operations and the average Canadian/U.S. dollar exchange rates were as follows:

	Three months ended	
	Dec. 31, 2001	Dec. 31, 2000
Copper (US$/pound)	0.69	0.82
Canadian/US dollar exchange rate	1.58	1.53

Although operating profit from copper operations was adversely impacted by lower copper prices, sales volumes increased at all operations.

Copper production at Cerro Colorado was 9% higher at 74 million pounds for the second quarter ended December 31, 2001, compared to 68 million pounds for the quarter ended December 31, 2000. Cash costs were 12% lower at US$0.37 per pound compared to US$0.42 per pound the previous year. Profit from Cerro Colorado was $19 million for the quarter as compared to $28 million in the same period last year, while the average realized copper price decreased from US$0.85 per pound for the quarter ended December 31, 2000 to US$0.72 per pound for the second quarter.

Rio Algom's share of Highland Valley Copper's production in the second quarter was 34 million pounds of copper compared with 36 million pounds in the same period last year. Higher copper sales for the period partially offset the impact of lower copper prices. The average realized copper price for the quarter was US$0.67 per pound, down from US$0.75 per pound in the same period last year. Rio Algom's share of profit was $3 million for the quarter compared to $2 million in the same period last year.

The Antamina copper-zinc mine in Peru achieved commercial production on October 1, 2001. Rio Algom's share of profit for the quarter was $6 million, and its share of production was 58 million pounds of copper and 35 million pounds of zinc. Cash costs were US$0.51 per pound of copper for the quarter, while the average realized copper price was US$0.65 per pound. Rio Algom's 33.75% of the total cost of the Antamina project is estimated at US$775 million. Rio Algom's share of capital expenditures for the three months ended December 31, 2001 were US$9 million compared to US$62 million in the same period last year.

Equity in net earnings from Rio Algom's 25% interest in Minera Alumbrera was $3 million for the three months ended December 31, 2001, compared to equity in net earnings of $1 million in the same period last year. The improvement in earnings was primarily due to lower operating costs and higher production. With regard to the situation in Argentina, MAA was not significantly affected.

Other Mining

Metallurgical coal production of 139,000 tonnes in the quarter ended December 31, 2001 was up 9% from the previous year from the company's share of the 29%-owned Bullmoose mine. Operating profit for the quarter was $3 million versus $2 million in the comparable quarter of 2000. The improvement was due to higher coal prices, lower unit operating costs and a weaker Canadian dollar.

Discontinued Operations

On December 15, 2000, the company's metals distribution and U.S. uranium mining businesses were sold to wholly owned subsidiaries of Billiton Plc and, as a result, were accounted for as discontinued operations and disclosed separately in the financial statements.

Expenses

Expenses for the quarter were $9 million compared to $10 million in the comparable quarter of the previous year. Interest expenses increased to $12 million from $6 million in the comparable quarter of the previous year, with the interest from the Antamina financing being expensed effective October 1, 2001. Earnings for the three months ended December 31, 2000 included a $21 million expense for transaction costs associated with the acquisition of all of the outstanding common shares of Rio Algom by Billiton Plc. (now BHP Billiton Plc).

Development

Rio Algom continues to work on the pre-feasibility study for its Spence copper project in Chile. Capital expenditures at Spence for the three-month period ended December 31, 2001 were $2 million compared to US$2 million in the same period last year.

Financial Resources and Liquidity

Cash and cash equivalents at December 31, 2001 were $179 million compared to $133 million at June 30, 2001. At December 31, 2001, long-term debt amounted to $826 million compared to $793 million at the end of June 30, 2001. The increase in debt relates to Rio Algom's share of Antamina financing during the six-month period ended December 31, 2001.

Cash flow from operations for the three months ended December 31, 2001 was $17 million compared to a negative cashflow of $137 million for the year before. The quarter ended December 31, 2000 included the cashflow from discontinued operations, the repayment of the securitization of receivables and transaction costs.

A net cash increase of $22 million from financing activities in the quarter resulted from an increase in project debt and short-term borrowings.

The main use of cash for the quarter ended December 31, 2001 was capital expenditures of $61 million compared to $96 million for the quarter ended December 31, 2000. The majority of the capital expenditures for the period were related to the Cerro Colorado expansion program.

The company's exposure to the Enron bankruptcy is expected to be less than US$150,000. No provision was taken during the quarter.

First Half Results

Operating results for the six months ended December 31, 2001 reflected higher copper production and sales and lower average cash costs offset by lower average realized prices for copper compared with the corresponding period in the previous year. For the six-month period, Rio Algom's net earnings were $24 million compared with a net loss of

$14 million for the six-month period ended December 31, 2000. The results of the period ended December 31, 2000 were impacted by $49 million in transaction costs.

Cashflow from operations for the six months ended December 31, 2001 was $74 million versus a negative cashflow of $90 million in the comparable period. The cashflow for the six-month period ended December 31, 2000 included the cashflow from discontinued operations of $69 million and the repayment of the securitization of receivables of $177 million.

Outlook

The business environment remains uncertain and no significant improvement in the demand for base metals commodities is expected before the second half of the calendar year. World copper inventories are anticipated to remain high in the next quarter, limiting material price recovery expectations in the short term. The copper supply-demand equilibrium may improve following recently-announced production cuts combined with economic recovery.

Looking forward over the longer term, copper market fundamentals remain, by in large, favourable.

Caution Regarding Forward-Looking Information

Some of the disclosures included herein respecting production and production capacity, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions and outlook represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others, the risks and uncertainties described in the 2001 annual financial statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower than expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO ALGOM LIMITED
(Registrant)

By: ______________________
John A. H. Bush, President,
General Counsel and Secretary

Date: February 21, 2002